

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2019

Don Wallette, Jr.
Executive Vice President and Chief Financial Officer
ConocoPhillips
925 N. Eldridge Parkway
Houston, TX 77079

  **Re: ConocoPhillips**
   **Form 10-K for the Fiscal Year Ended December 31, 2018**
   **Filed February 19, 2019**
   **File No. 001-32395**

Dear Mr. Wallette:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Natural Resources